DLA Piper LLP (US) The Marbury Building 6225 Smith Avenue Baltimore, Maryland 21209-3600 www.dlapiper.com
Penny J. Minna penny.minna@dlapiper.com T 410.580.4228 F 410.580.3228

November 2, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Cara Wirth

Office of Trade & Services

Re:	Legacy Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A
Filed October 5, 2020
File No. 001-38296

Dear Ms. Wirth:

Set forth below are responses to the comments that were provided by the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) to our client, Legacy Acquisition Corp. (“Legacy” or the “Company”), by your letter dated October 29, 2020 (the “Comment Letter”), regarding the above-referenced filing (the “Proxy Statement”).

We are authorized by the Company to provide the responses contained in this letter on its behalf. For your convenience, the text of the comment in the Comment Letter is included in the letter and the Company’s response appears below it for your reference. The references in the captions below correspond to the numbered paragraphs of the Comment Letter.

Preliminary Proxy Statement on Schedule 14A filed October 5, 2020

General

1.	Please reference our comment letter dated October 29, 2020, regarding Legacy Acquisition Corp.'s information statement on Schedule 14C filed on October 5, 2020.

Company Response:

Reference is made to the responses provided on behalf of the Company in a letter dated October 30, 2020 (the “Company Response Letter”) to the Staff’s comments made in the comment letter dated October 29, 2020, regarding the Company’s information statement on Schedule 14C filed on October 5, 2020. A copy of the Response Letter is attached to this letter as Exhibit A. The Company will make conforming changes to the Proxy Statement to the extent applicable.

United States Securities and Exchange Commission

November 2, 2020

Page Two

The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions regarding the matters discussed above, please telephone the outside counsel to the Company, Gerry Williams at (404) 736-7891 or via email at gerry.williams@us.dlapiper.com, or Penny J. Minna at (410) 580-4228 or via email at penny.minna@us.dlapiper.com.

Very truly yours,

/s/ Penny J. Minna

Penny J. Minna

cc:	Mara Ransom
Edwin J. Rigaud, Chief Executive Officer, Legacy Acquisition Corp.
Gerry Williams, Esq.
Jonathan Zimmerman, Esq.

Exhibit A

Company Response Letter

DLA Piper LLP (US) The Marbury Building 6225 Smith Avenue Baltimore, Maryland 21209-3600 www.dlapiper.com Penny J. Minna penny.minna@dlapiper.com T 410.580.4228 F 410.580.3228

October 30, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Cara Wirth
Office of Trade & Services

Re:	Legacy Acquisition Corp.

Information Statement on Schedule 14C

Filed October 5, 2020

File No. 001-38296

Dear Ms. Wirth:

Set forth below are responses to the comments that were provided by the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) to our client, Legacy Acquisition Corp. (“Legacy” or the “Company”), by your letter dated October 29, 2020 (the “Comment Letter”), regarding the above-referenced filing (the “Information Statement”).

We are authorized by the Company to provide the responses contained in this letter on its behalf. For your convenience, the text of each comment in the Comment Letter is included in the letter and the Company’s responses appear below it for your reference. The references in the captions below correspond to the numbered paragraphs of the Comment Letter.

United States Securities and Exchange Commission

October 30, 2020

Page Two

Information Statement on Schedule 14C filed October 5, 2020

Business Combination Consideration, page 4

1.	Please tell us how you arrived at the Business Combination Consideration amount. Please include sufficient details and assumptions that went into determining the Business Combination Consideration, including any relevant industry and business stage information as well as any financial projections you may have relied upon. Revise to disclose the Aggregate Purchase Price, as of a current date, in order to give context to how this amount will be determined.

Company Response:

The Company acknowledges the Staff’s comment and respectfully submits that the Business Combination Consideration amount was developed through a combination of a substantive diligence review, consideration of market based valuation dynamics, and extensive negotiations between and among Legacy, Onyx Enterprises Int’l, Corp. (“Onyx”) and their respective representatives. Supporting information that was used to develop the Business Combination Consideration amount included certain of Onyx’s company overview material, historical and certain prospective financial information, management reports, industry data and other miscellaneous information.  Supporting information also included financial metrics and valuation data for a broad range of selected publicly traded companies. For valuation purposes, Legacy compared Onyx to category leading publicly traded digital ecommerce companies (with particular emphasis to CarParts.com) as well as to automobile replacement part retailers. Legacy analyzed historic and prospective operating metrics, growth rates, and other relevant data of these comparable companies. Emphasis was given to the comparable multiples of enterprise value to projected revenue and projected EBITDA. Based on its analysis and input from its advisors, Legacy concluded that a discount of at least 30% would be appropriate when comparing the company to its most comparable public company, CarParts.com, although Legacy management believes that Onyx has demonstrated a superior business model, and could ultimately be valued at a premium to CarParts.com. Legacy considered the proposed transaction structure, projected costs of Onyx as a public company, use of proceeds, Onyx’s capital requirements and liquidity profile, as well as Legacy’s outstanding warrants, and its proposed warrant amendments in developing a valuation for Onyx. Legacy also considered the impact that its founder shares, after proposing to forfeit a substantial portion of its founder shares and all of its founder warrants would have on the valuation. Legacy’s financial and capital market advisors assisted in this analysis and valuation and advised on the anticipated market reaction to the transaction. The transaction was disclosed to a select group of institutional investors as part of a “Test the Waters” presentation in August 2020. Investor feedback confirmed that Legacy’s approach to the valuation was sound.

As of October 29, 2020, the parties’ calculation of estimated Aggregate Purchase Price, derived in accordance with the definition of Aggregate Purchase Price under the Business Combination Agreement, is as follows:

		Amount	Item
	A)	$260,000,000
Plus	B)	$0	Excess Working Capital over Net Working Capital Target
Minus	C)	$0	Excess Net Working Capital Target over Closing Net Working Capital
Plus	D)	$25,000,000	Cash to be retained by Onyx
Minus	E)	$0	Indebtedness
Minus	F)	$20,000,000	Merger Consideration to Onyx Preferred Shareholders
Minus	G)	$5,720,000	Onyx’s Transaction Expenses
Minus	H)	$3,000,000	Adjustment Reserve Amount
Minus	I)	$350,000	Stockholder Representative Reserve Fund
Minus	J)	$7,500,000	Indemnification Expense Reserve Amount
		$248,430,000	Aggregate Purchase Price

As of October 29, 2020, the estimated Aggregate Purchase Price is $248,430,000.  The Company notes that the $3,000,000 and $7,500,000 amounts deducted from the calculation of Aggregate Purchase Price in respect of the Adjustment Reserve Amount and Indemnification Expense Reserve Amount, respectively, may ultimately be released back to Onyx’s selling shareholders as additional consideration in the form of shares of Class A Common Stock.

In response to the Staff’s comment, the Company has included the requested disclosure regarding the Aggregate Purchase Price in the Information Statement.

United States Securities and Exchange Commission

October 30, 2020

Page Three

Risk Factors, page 19

2.	We note your risk factor on page 37 regarding your risk of being delisted by the NYSE. Please revise to include the risk that the NYSE may commence delisting procedures if the Business Combination is not consummated by three years from the closing of the initial public offering, or November 20, 2020, pursuant to Section 102.06(e) of the NYSE Listed Company Manual, as disclosed in your preliminary proxy statement on Schedule 14A filed on October 14, 2020.

Company Response:

The Company acknowledges the Staff’s comment and in response to the Staff’s comment, the Company has included the requested disclosure in the risk factor regarding the Company’s risk of being delisted by the NYSE in the Information Statement.

Background of the Business Combination, page 66

3.	We note that between July 21, 2020 and September 14, 2020, you conducted an “extensive search” involving the evaluation of “65 possible target businesses (other than Onyx).” Please revise your disclosure to include the details surrounding your search, the basis on which you evaluated each potential target businesses, including why certain of the other potential target businesses were not pursued and what parties or advisors were involved in the process.

Company Response:

The Company acknowledges the Staff’s comment and in response to the Staff’s comment, the Company has included the requested disclosure in the Background of the Business Combination section of the Information Statement.

4.	We note that the terms of the Business Combination were the result of “extensive arms’ length negotiations.” Please revise your disclosure in this section to include a description of the negotiations relating to material terms of the transaction.

Company Response:

The Company acknowledges the Staff’s comment and in response to the Staff’s comment, the Company has included the requested disclosure in the Background of the Business Combination section of the Information Statement.

United States Securities and Exchange Commission

October 30, 2020

Page Four

5.	Please revise your disclosure to include additional details regarding the full role of Canaccord Genuity Group and its representatives in negotiating this transaction, including a description of any reports, financial reports or projections, or other materials that Canaccord Genuity Group may have received or prepared in connection with the board’s evaluation of Onyx and the Business Combination.

Company Response:

The Company acknowledges the Staff’s comment and in response to the Staff’s comment, the Company has included the requested disclosure in the Information Statement.

The Company additionally notes for the Staff that Onyx retained Canaccord Genuity Group (“CGG”) as Onyx’s exclusive financial advisor in connection with Onyx’s review of strategic and financial alternatives, including one or several possible business combinations, through purchase, sale, merger, joint venture or otherwise and whether in one or more transactions through the purchase of equity securities, debt securities or assets, or by means of a merger, consolidation, reorganization, recapitalization, spin-off, joint venture, partnership, tender offer, exchange offer, purchase, lease, divestiture, licensing arrangement, strategic alliance, or any other transaction of a like nature, regardless of form. CGG did not receive or prepare any reports, financial reports or projections, or other materials specifically in connection with the Legacy Board of Directors’ evaluation of Onyx and the Business Combination.

In addition, Wells Fargo Securities assisted the Company with certain financial aspects of structuring a transaction and provided feedback regarding the negotiation of financial terms and conditions. Wells Fargo Securities also prepared certain financial and valuation information regarding selected public companies and certain industry related data for consideration by the Company.  Wells Fargo Securities did not receive or prepare any reports, financial reports or projections, or other materials specifically in connection with the Legacy Board of Directors’ evaluation of Onyx and the Business Combination.

6.	Please provide a summary of the financial, business, and legal due diligence questions that arose during your diligence meetings.

Company Response:

The Company acknowledges the Staff’s comment and respectfully submits that in conjunction with negotiation of the Business Combination Agreement, Legacy and Legacy’s legal counsel and other advisors continued to conduct substantial business, financial and legal due diligence on Onyx. The Legacy management team and its advisors performed certain financial and business due diligence procedures in connection with the contemplated business combination with Onyx. Legacy’s financial due diligence included, without limitation, review of Onyx’s historical audit information, including the last three years of audited financial statements, financial records including all balance sheets, income statements, cash flows and statements of ownership; supporting data on historical trends as well as changes in business and market dynamics behind those trends. Legacy also analyzed financial projections and underlying assumptions behind those projections.

United States Securities and Exchange Commission

October 30, 2020

Page Five

Legacy’s financial diligence also included analysis of the contents of the Onyx data room, specifically the following: monthly and quarterly financial reporting, actual results versus budget and forecast, cash management and working capital results to date and projections, capital expenditures and future requirements, gross margin analysis and reasons for changes, revenue by product line and store, taxes and insurance, as well an analysis of SG&A spending, by element. In conducting this diligence, Legacy had several meetings with Onyx management to understand their handling of revenue recognition, accounting policies, key customers, internal control procedures and monthly reporting schedules as well as expected steps to handle public company reporting requirements.

Legacy’s business due diligence included, without limitation, assessing the strength of Onyx’s marketing and advertising, operations, portfolio of vendors and distributors, e-commerce platform, cybersecurity, enterprise resource planning (ERP), order, shipment, billing, customer service and logistics, proprietary algorithms, governance of intellectual property, risk management, and the senior management team. Legacy evaluated Onyx’s markets served, macroeconomic trends, competitive environment, seasonality, core customer demographic profile and on-line discovery and purchase habits within the automotive aftermarket parts sector, and their vendor and distributor service level agreements. Legacy also examined Onyx’s organization health, staffing and employment matters, remuneration, benefits and contracts, and public company readiness. Legacy further investigated Onyx’s technology and its Ukraine third party technology and business support teams to understand their technology development, coding and the modularity of their platform.

Legacy’s legal due diligence included the delivery by Legacy’s M&A counsel to Onyx’s legal counsel, a customary, comprehensive legal due diligence request list. The requested information about Onyx included the following categories, among other items: corporate and organizational information; financial information; tax matters; contracts; employment matters, including employee benefits; litigation and compliance issues; owned and leased real property; environmental, health and safety matters; intellectual property; and information technology and cybersecurity. In the course of reviewing information provided by Onyx in response to the due diligence request list, Legacy’s M&A counsel engaged in multiple conversations and email exchanges with Onyx’s legal counsel in order to identify and clarify key issues and to make supplemental diligence requests. In conjunction with doing so, Legacy’s M&A counsel and Legacy’s management had numerous emails and phone calls to discuss potentially significant issues arising throughout the due diligence process. The most significant due diligence questions related to the Stockholder Litigation and to Onyx’s practices of engaging hundreds of independent contractors in the Ukraine to develop Onyx’s intellectual property. In considering the Stockholder Litigation, the key questions related to the potential impact of the litigation on the ability to close the Business Combination, on conducting business operations following the Closing, on stockholder relations after the Closing, and on the financial consequences to Onyx by virtue of being a party to the litigation and claims for indemnification by Onyx’s directors and officers. With respect to Onyx’s practices in the Ukraine, the key questions related to Onyx’s ability to safeguard its intellectual property and to retain key individuals having substantial knowledge about Onyx’s intellectual property. In addition, and among other matters, Legacy’s M&A counsel and Legacy’s management discussed other litigation and compliance matters impacting Onyx, details regarding Onyx’s intellectual property, and Onyx’s various contractual obligations to third parties.

Legacy has included the above details regarding its due diligence in the Background of the Business Combination section of the Information Statement.

United States Securities and Exchange Commission

October 30, 2020

Page Six

7.	Please provide additional detail regarding the role of the Wells Fargo representatives in drafting the investor presentation.

Company Response:

The Company acknowledges the Staff’s comment and respectfully submits that in facilitating the drafting of the investor presentation, Wells Fargo Securities collected, reviewed and consolidated inputs from Legacy, Onyx and other representatives of both entities. Wells Fargo Securities coordinated working group sessions consisting of representatives from Onyx and Legacy for the purpose of reviewing and discussing drafts of the investor presentation and consolidated revisions received from Onyx, Legacy and their respective advisors. Wells Fargo Securities also provided information related to selected public companies and certain industry-related data as inputs to the investor presentation.

8.	Please include any material points discussed between August 4, 2020 and September 14, 2020 relating to the contemplated transaction, including the deal structure, valuation, and relevant assumptions. Please provide material details related to the valuation, including, if applicable, the role of any advisors in preparing such valuation.

Company Response:

The Company acknowledges the Staff’s comment and in response to the Staff’s comment, the Company has described the requested topics in the Background of the Business Combination section of the Information Statement.

9.	Please describe any material points that were discussed between August 18 and September 18, 2020. To the extent applicable, please include how valuations, comparable companies, and advisors played a role in approving and signing the Business Combination Agreement.

Company Response:

The Company acknowledges the Staff’s comment and in response to the Staff’s comment, the Company has described the requested topics in the Background of the Business Combination section of the Information Statement.

United States Securities and Exchange Commission

October 30, 2020

Page Seven

Legacy Board of Directors’ Reasons for the Business Combination, page 70

10.	Please revise to acknowledge, as you do on page 33, that your lack of experience investing in or managing companies in the technology industry may have limited your ability and available time to conduct due diligence, and the resulting Business Combination may be consummated pursuant to terms that you would have rejected upon a more comprehensive investigation.

Company Response:

The Company acknowledges the Staff’s comment and in response to the Staff’s comment, the Company has included the requested disclosure in “—The Legacy Board of Directors’ Reasons for the Business Combination” section of the Information Statement.

11.	None of the factors you discuss here appear to pertain to the consideration to be received by shareholders as part of the transaction. Explain how you determined the transaction to be fair to shareholders when it does not appear that the Board took into account the consideration to be received in exchange for Legacy shares.

Company Response:

The Company acknowledges the Staff’s comment and in response to the Staff’s comment, the Company has included the requested disclosure in “—The Legacy Board of Directors’ Reasons for the Business Combination” section of the Information Statement.

Information About Onyx Enterprises Int’l, Corp., page 107

12.	We note your statements that Onyx is “one of the world’s most comprehensive and complex product portfolios” and “Onyx has since become a market leader and proven brand-builder, fueled by its commitment to delivering a revolutionary shopping experience; comprehensive, accurate and varied product offerings; and continued digital commerce innovation” and other similar statements throughout the information statement. Please provide support for these statements.

Company Response:

The Company acknowledges the Staff’s comment and in response to the Staff’s comment, the Company has revised these statements throughout the Information Statement.

13.	We note your disclosure that “Onyx believes its platform is scalable and ready to be applied to other complex, multi-dimensional fitment, product portfolio industries.” Please provide examples of such other product portfolio industries.

Company Response:

The Company acknowledges the Staff’s comment and in response to the Staff’s comment, the Company has included the requested examples in the Information Statement.

United States Securities and Exchange Commission

October 30, 2020

Page Eight

14.	We note your statement that “[t]he U.S. aftermarket automotive market is massive, fragmented, and ripe for disruption as overall consumer preferences are increasingly shifting to online transactions.” Please provide support for this statement or characterize it as management’s belief, in this section and in other areas throughout your information statement.

Company Response:

The Company acknowledges the Staff’s comment and in response to the Staff’s comment, the Company has revised the indicated disclosure in the Information Statement to characterize it as management’s belief.

Trends Impacting Onyx’s Business and Growth Strategy, page 117

15.	You mention your growth initiative to reach new customers. If management tracks the number of current, repeat and new customers from year to year, please revise to disclose this information, if material.

Company Response:

The Company acknowledges the Staff’s comment and in response to the Staff’s comment, the Company has included the requested disclosure in the Information Statement to the extent such information is tracked by Onyx.

Management’s Discussion and Analysis

Results of Operations, page 118

16.	With regard to your discussion and analysis of Onyx, please revise to provide discussion of cost of goods sold, quantify the impacts of changes in price and volume on your revenues, and quantify factors to which changes are attributed.

Company Response:

The Company acknowledges the Staff’s comment and in response to the Staff’s comment, the Company has included the requested disclosure in the Information Statement.

Cash Flow From Operating Activities, page 122

17.	Your discussion of Onyx Enterprises Int’l, Corp.’s operating cash flows on page 122 focuses exclusively on how operating cash flows were derived in each period rather than a comparative analysis of the material change in components comprising operating activities between comparable periods. In this regard, an analysis should be on the reason(s) net cash of operating activities decreased between comparable periods. The analysis should address the significant drivers underlying the change and how they impact operating cash. Refer to section III.D of Release No. 33- 6835 and section IV.B.1 of Release No. 33-8350 for guidance.

Company Response:

The Company acknowledges the Staff’s comment and in response to the Staff’s comment, the Company has included the requested analysis in the Information Statement.

United States Securities and Exchange Commission

October 30, 2020

Page Nine

Critical Accounting Estimates, page 123

18.	We note your disclosure that Onyx’s critical accounting policies are summarized in Note 2 of the Notes to the Financial Statements for the years ended December 31, 2019 and 2018 and Note 2 of the Notes to the Unaudited Financial Statements for the six months ended June 30, 2020 and 2019. Critical accounting estimates supplements, but does not duplicate, the description of accounting policies in the notes to the financial statements and provides greater insight into the quality and variability of information regarding financial condition and operating performance. Please revise to include critical accounting estimated for Onyx Enterprises Int’l, Corp. Refer to the guidance in Release 33-8350.

Company Response:

The Company acknowledges the Staff’s comment and in response to the Staff’s comment, the Company has included the requested discussion of Onyx’s Critical Accounting Estimates in the Information Statement.

Description of Securities, page 129

19.	We note that your forum selection provision identifies a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for certain litigation, including any “derivative action.” We also note that your forum selection provision provides that the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Please also disclose whether this provision applies to actions arising under the Exchange Act. With respect to Securities Act claims, and if this provision applies to Exchange Act claims, please state that there is uncertainty as to whether a court would enforce such provision. With respect to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act. Please also revise to disclose any risks or other impacts on investors.

Company Response:

The Company acknowledges the Staff’s comment and in response to the Staff’s comment, the Company has included the requested disclosure in a new risk factor and in the “Description of Securities—Certain Anti-Takeover Provisions of Delaware Law and our Amended and Restated Certificate of Incorporation and Bylaws—Exclusive forum for certain lawsuits” in the Information Statement.

United States Securities and Exchange Commission

October 30, 2020

Page Ten

Financial Statements

Legacy Acquisition Corp.

Statements of Cash Flows, page F-17

20.	Refer to Legacy Acquisition Corp.’s Statements of Cash Flows on pages F-5, F-17, and F-34. Explain to us how the withdrawal from trust account for redemption of Class A common stock resulted in a $7.1 million inflow from financing activities for fiscal year ended December 31, 2019 and a $242 million outflow from financing activities for the six months ended June 30, 2020. In addition, explain how the withdrawal from trust account for taxes and working capital resulted in a $1.9 million inflow from financing activities for the fiscal year ended December 31, 2018 and a $2.6 million inflow from investing activities for the fiscal year ended December 31, 2019. Please make any corrections as appropriate.

Company Response:

The Company acknowledges the Staff’s comment and in response to the Staff’s comment, the Company has revised the Cash Flow Statements in the Legacy Acquisition Corp. Financial Statements for the fiscal year ended December 31, 2019 and for the six months ended June 30, 2020 included in the Information Statement to correctly present withdrawal from trust account for redemptions as cash inflows in investing activities and redemptions of Class A common stock as cash outflows in financing activities consistently for the year ended December 31, 2019 and the six months ended June 30, 2020.

Additionally, the Company has revised the Cash Flow Statements in the Legacy Acquisition Corp. Financial Statements for the year ended December 31, 2018 to present the withdrawal from trust account for taxes and working capital in investing activities to correctly conform to the December 31, 2019 presentation.

The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

United States Securities and Exchange Commission

October 30, 2020

Page Eleven

If you have any questions regarding the matters discussed above, please telephone the outside counsel to the Company, Gerry Williams at (404) 736-7891 or via email at gerry.williams@us.dlapiper.com, or Penny J. Minna at (410) 580-4228 or via email at penny.minna@us.dlapiper.com.

Very truly yours,

/s/ Penny J. Minna
Penny J. Minna

cc:	Mara Ransom

Edwin J. Rigaud, Chief Executive Officer, Legacy Acquisition Corp.

Gerry Williams, Esq.

Jonathan Zimmerman, Esq.